EXHIBIT 99.1

The Board resolves to distribute cash dividend

Date of events: 2016/03/03

Contents:

1. Date of the board of directors resolution :2016/03/11

2. Appropriations of earnings in cash dividends to shareholders (NT$    per share):5.4852

3. Cash distributed from legal reserve and capital surplus to shareholders (NT$    per share):0

4. Total amount of cash distributed to shareholders (NT$):42,551,145,789

5. Appropriations of earnings in stock dividends to shareholders (NT$    per share):0

6. Stock distributed from legal reserve and capital surplus to shareholders (NT$    per share):0

7. Total amount of stock distributed to shareholders (shares): 0

8.	Any other matters that need to be specified: The Board proposed the ex-dividend record-date to be July 28, 2016.